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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
Petroleum Geo Services ASA

(Name of Issuer)
Ordinary Shares, Nominal Value NOK30 per Share, and American Depositary Shares, each Representing One Ordinary Share, Nominal Value NOK30
Ordinary Shares, Nominal Value NOK5 per Share, and American Depositary Shares, each Representing One Ordinary Share, Nominal Value NOK5

(Title of Class of Securities)
7165 9710
(CUSIP Number)
November 5, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    7165 9710

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Umoe Invest A.S. (IRS No. N/A)

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Norway

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
1,912,444 (1,897,391 ordinary shares; 15,053 American Depositary Shares)

		6.	Shared Voting Power
Ø

		7.	Sole Dispositive Power
1,912,444 (1,897,391 ordinary shares; 15,053 American Depositary Shares)

		8.	Shared Dispositive Power
Ø

9.	Aggregate Amount Beneficially Owned by Each Reporting
1,912,444 (1,897,391 ordinary shares; 15,053 American Depositary Shares)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
N/A

11.	Percent of Class Represented by Amount in Row (9)
9.6%

12.	Type of Reporting Person (See Instructions)
IV (Non-US Investment Company)

Item 1.

(a)	Name of Issuer:
Petroleum Geo-Services ASA

(b)	Address of Issuer's Principal Executive Offices:
16010 Barkers Point LN, Houston, TX 77079

Item 2.

(a)	Name of Person Filing:
Umoe Invest AS

(b)	Address of Principal Business Office or, if none, Residence:
PO Box N-1324 Lysaker, Norway

(c)	Citizenship:
Norway

(d)	Title of Class of Securities:
Ordinary Shares and American Depositary Shares

(e)	CUSIP Number:
7165 9710

Item 3. Filing Person.

This Schedule is not being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4. Ownership.

See Items 5-9 and Item 11 of cover page.

Item 5. Ownership of Five Percent or Less of a Class.—N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.—N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.—N/A

Item 8. Identification and Classification of Members of the Group.—N/A

Item 9. Notice of Dissolution of Group.—N/A

Item 10. Certification.

    Pursuant to §240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2003
Date

/s/ Erland Grimstad
Signature

Erland Grimstad, Executive Vice President
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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SIGNATURE